#82-35067

PROCESSED

AUG 1 6 2007

THOMSON FINANCIAL

RECEIVED

2007 AUG 14 A 0:23

OFFICE OF INTERNATIONAL CORPORATE FINANCE

SUPPL

MANICOUAGAN MINERALS INC.
Suite 405, 133 Richmond Street West
Toronto, Ontario
M5H 2L3
(416) 542 – 3980

News Release

MANICOUAGAN PROVIDES UPDATE ON LAC MAUGUE PROJECT – PAYMENT REVISED AND RADIOMETRIC SURVEY TO BE FLOWN

TORONTO, August 2, 2007 - Manicouagan Minerals Inc. (TSXV – MAM) announced today that it has renegotiated the terms of its agreement with the Labrador Silver Syndicate ("LSS") in respect of 88 claims that form part of Manicouagan's Lac Maugue Project. In July of 2006 Manicouagan acquired 88 claims from the LSS. At that time, Manicouagan made a cash payment of $50,000 and issued 500,000 of its shares to the LSS. The agreement provided for a further payment of $50,000 and the issuance of an additional 500,000 shares to the LSS by July 28, 2007 ("the Final Payment").

The LSS has agreed to revise the timing of the Final Payment by accepting a payment of $25,000 (paid), a further payment of $25,000 on or before February 28, 2008 and the issuance of 500,000 shares in July 2008. In the event that the February 28, 2008 payment is not made or the shares not issued then Manicouagan will return the 88 claims to the LSS.

Manicouagan has contracted for an airborne radiometric survey (including magnetics and electromagnetics) to be flown over a portion of the project this summer. This survey will follow up on assessment file records in which Conwest Canadian Uranium Exploration reported in 1978 locating mineralized boulders assaying up to 2.35% $\mathbf{U_3O_8}$ in the Why Lake area of the Lac Maugue project. Pursuant to the provisions of NI-43-101 it should be noted that this assay has not been confirmed by a geologist on behalf of Manicouagan and as such should not be relied upon.

The Lac Maugue project currently consists of 654 claims as well as an additional 148 map designated claims that are currently pending. The project is situated in the Dunphy-Romanet Lakes area of the central Labrador Trough region of northern Quebec, some 160 kilometres northwest of the all services town of Schefferville, Quebec.

Exploration programs at Lac Maugue are being carried out under the supervision of Rod Thomas, Vice President – Exploration of the Company. Mr. Thomas, a professional geologist, has reviewed and verified the technical content of this

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press release on behalf of Manicouagan Minerals and qualifies under the definition of "Qualified Person" set out in National Instrument 43-101.

Manicouagan Minerals Inc. is a Canadian based exploration company with a diversified portfolio of properties. The Company currently holds four base metal projects located in Saskatchewan and Quebec, on which exploration programs are ongoing.

Additional information about Manicouagan Minerals and its exploration projects can be found at www.manicouaganminerals.com.

For further information contact:

Joseph Baylis, President and Chief Executive Officer
(416) 542-3980
investorrelations@manicouaganminerals.com

The TSXV has not reviewed this news release and does not accept responsibility for the adequacy or accuracy of this news release. The TSXV has neither approved nor disapproved the contents of this news release.

All statements other than statements of historical fact, included in this release, including, without limitation, statements regarding potential mineralization and reserves, exploration results, and future plans and objectives of the Company, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are exploration risks detailed herein and from time to time in the filings made by the Company with securities regulators.

END